Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 10, 2013

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos.: 333-172080 and 811-22525

Dear Ms. Rossotto:

The purpose of this letter is to respond to the comments you provided to me on November 15, 2013 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 89 to its Registration Statement on Form N-1A (the “Registration Statement”) for the purpose of adding a new series to the Trust – the Consilium Emerging Market Small Cap Fund (the “Fund”).  PEA No. 89 was filed with the Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N-1A on September 26, 2013, and is scheduled to become effective on December 10, 2013.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

In addition, in connection with this filing, the Trust hereby states the following:

1.
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

Prospectus

Summary Section

1.	Within the Fee Table, please state that the Fund’s Other Expenses are based on estimates for the current fiscal year.

The Trust has made the requested addition.

2.
Within the Principal Investment Strategies section, please consider revising the disclosure related to how the Adviser and/or Sub-Adviser determine that an issuer is economically tied to an emerging market country to make it clearer that an issuer’s securities trade principally within an emerging market country.

The Trust responds by revising its disclosure accordingly:

The Adviser and/or Sub-Adviser determines that an issuer is economically tied to an emerging market country if the issuer: (i) derives at least 50% of its revenues or operating profits from goods produced or sold or services performed within that country, (ii) has at least 50% of its assets located within that country, (iii) has issued securities that trade principally within that country, or (iv) has issued securities that are included in an index generally considered representative of that country’s market.

3.
Within the Multi-Manager Risk disclosure included in Principal Risks section, the staff notes that such disclosure states that a multi-manager structure could result in higher portfolio turnover.  Please consider whether the Fund believes it will have high portfolio turnover, and if so, please disclose the risks associated with high portfolio turnover.

The Trust responds by stating that it has reviewed the estimates of the Fund’s portfolio turnover and does not believe that it will have high portfolio turnover at this time.  If additional sub-advisers are named in the future, the Trust will re-evaluate whether high portfolio turnover is expected to be a principal risk and, if necessary, will revise its risk disclosure..

4.	Within the Management section, please provide disclosure that there is no guarantee that the exemptive relief requested by the Fund will be obtained.

The Trust responds by making the requested revision.

5.
General Instruction C(3)(b) of Form N-1A states that disclosure in response to Items 2 through 4 of Form N-1A may not include disclosure that is neither required nor permitted by those Items.  The staff notes that within the Management section, information that is not required nor permitted is included in the Investment Adviser sub-section.  Please revise this sub-section consistent with the requirements of Form N-1A.

The Trust responds by removing the disclosure that is not specifically required or permitted in the Management section.

6.	Within the Tax Information section, please consider revising the disclosure to make it clear that a Shareholder’s distributions will be taxed when withdrawn from a tax deferred account.

The Trust responds by respectfully declining to make the requested revision.  Form N-1A does not require the Fund to provide particularized advice or disclosure to individual investors or types of investors, including tax-deferred and tax-exempt accounts, nor is it in a position to do so.  Item 7 of Form N-1A requires a fund to disclose whether the fund “intends to make distributions that may be taxed as ordinary income or capital gains.”  The Trust complies with that requirement with its current disclosure.

Investment Objective, Strategies, Risks and Disclosure of Portfolio Holdings

7.	Within the Portfolio Holdings section, please confirm whether a description of the Fund’s portfolio holdings policies and procedures are or will be available on the Fund’s website.

The Trust confirms supplementally that such disclosure will not be separately available on the Fund’s website.

Management of the Fund

8.	Please revise the discussion related to the Fund’s application for exemptive relief consistent with comment 4 above.

The Trust responds by making the requested revision.

9.	Within the Investment Adviser section, please disclose the period that the Fund’s first semi-annual report to shareholders will cover or consider including within the Fund’s first annual update.

The Trust responds, supplementally, that at this time, it is unable to confirm the exact dates the Fund’s first annual report will cover, because the Fund has not yet confirmed a launch date.  The Trust further responds, supplementally, that it will include the requested information in the Fund’s first annual update.

Statement of Additional Information

1.
Within the Management of the Fund section, in accordance with Item 20(a)(3) of Form N-1A, please disclose whether there are any accounts managed by a portfolio manager for which they receive a performance-based fee for their management .

The Trust responds by making the requested revision.

2.
Within the Proxy Voting Procedures section, please describe in more detail the policies that are used in the event that a vote presents a conflict between the interests of Fund shareholders and those of the Fund’s investment adviser.

The Trust has revised its disclosure regarding the policies that are used in the event that a vote presents a conflict between the interests of Fund shareholders and those of the Fund’s adviser as follows:

In situations where there is a conflict of interest in the voting of proxies between the interests of the Fund and its shareholders and those of the Adviser due to business or personal relationships that the Adviser maintains with persons having an interest in the outcome of certain votes, the Adviser will take appropriate steps to ensure that its proxy voting decisions are made in the best interest of the Fund and its shareholders, and not the product of such conflict, including voting in accordance with its Proxy Voting Guidelines, voting in accordance with the voting recommendation of a non-affiliated third party vendor, or providing the Fund with sufficient information regarding the proxy proposal to obtain direction from the Fund before voting..

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We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6121.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/ Angela L. Pingel
Angela L. Pingel, Esq.
Secretary

cc:           Scot Draeger, Esq., Bernstein, Shur, Sawyer & Nelson, P.A.